Term Sheet (To Prospectus dated March 30, 2012, Series L Prospectus Supplement dated March 30, 2012, and Product Supplement CLN-3 dated April 4, 2012) April 1, 2013	Filed Pursuant to Rule 433 Registration No. 333-180488

Commodity-Linked Notes Linked to the Dow Jones-UBS Commodity Index Total Return 3 Month ForwardSM, due May 1, 2014

Issuer:	Bank of America Corporation
Pricing Date:	April 1, 2013
Issue Date:	April 8, 2013
Stated Maturity Date:	May 1, 2014
Aggregate Principal Amount:	$10,000,000
Underlying Index:	The Dow Jones-UBS Commodity Index Total Return 3 Month ForwardSM (Bloomberg symbol: “DJUBSF3T”)
Starting Value:	TBD
Ending Value:	The closing level of the Underlying Index on the Valuation Date. If it is determined that the scheduled Valuation Date is not an Index Business Day, or if a Market Disruption Event occurs on the scheduled Valuation Date, the Ending Value will be determined as more fully described beginning on page S-27 of product supplement CLN-3.
Leverage Factor:	3
Investor Fee:	The greater of (a) the fixed percentage of 0.00% and (b) a percentage equal to 0.22% per annum, as described on page S-19 of product supplement CLN-3 under “Description of the Notes—Payment at Maturity.”
Treasury Rate Charge:	Applicable
Interest Rate Basis:	LIBOR
Designated Maturity:	One Month
Interest Reset Dates:	The 1st of each calendar month, commencing on May 1, 2013.
Interest Payment Dates:	Unless the Notes are redeemed on an earlier date, interest will be payable only at maturity.
Spread:	Plus 0 basis points
Initial Optional Redemption Date:	April 8, 2013
Upper Mandatory Redemption Trigger Level:	Not Applicable
Lower Mandatory Redemption Trigger Level:	85% of the Starting Value
NPV Factor:	Not Applicable
Bear Note:	No
Calculation Agent:	Merrill Lynch Commodities, Inc.
Listing:	No listing on any securities exchange.
CUSIP:	06048WNU0

	Per Note	Total
Public Offering Price(1)	$100,000	$10,000,000
Underwriting Discount	$0	$0
Proceeds, before expenses, to Bank of America Corporation	$100,000	$10,000,000

(1)	Plus accrued interest from April 8, 2013 if settlement occurs after that date.

The Notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. The Notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks. Potential purchasers of the Notes should consider the information in “Risk Factors” beginning on page S-8 of the accompanying product supplement, page S-5 of the prospectus supplement, and page 8 of the prospectus.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this term sheet, the product supplement, the prospectus supplement, or the prospectus. Any representation to the contrary is a criminal offense.

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account. We will deliver the Notes in book-entry form only through The Depository Trust Company on or about April 8, 2013 against payment in immediately available funds.

Bank of America Merrill Lynch

Selling Agent

THE UNDERLYING INDEX

The Underlying Index is a three month forward version of the Dow Jones-UBS Commodity Index Total ReturnSM. The Underlying Index follows the methodology of the Dow Jones-UBS Commodity IndexSM, except that the futures contracts used for calculating the Underlying Index are advanced, as compared to the Dow Jones-UBS Commodity IndexSM, such that the delivery months for the reference contracts are later than those of the corresponding reference contracts used for the Dow Jones-UBS Commodity IndexSM. The Underlying Index is published by Bloomberg L.P. under the ticker symbols “DJUBSF3T.”

The Dow Jones-UBS Commodity Index Total ReturnSM reflects the return on a fully collateralized investment in the Dow Jones-UBS Commodity IndexSM. See “The Underlying Indices—Dow Jones-UBS Commodity IndexSM” beginning on page S-30 of product supplement CLN-3 for information about the Underlying Index. S&P Dow Jones Indices LLC and UBS Securities LLC (“UBS Securities”) have no obligation to continue to publish, and may discontinue publication of, the Underlying Index. The consequences of S&P Dow Jones Indices LLC and UBS Securities discontinuing publication of the Underlying Index are discussed in the section of product supplement CLN-3 entitled “Description of the Notes—Discontinuance of an Underlying Index” beginning on page S-28. None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance, or publication of the Underlying Index or any successor index.

The Dow Jones-UBS Commodity IndexesSM are a joint product of Dow Jones Opco, LLC (“Dow Jones Opco”), a subsidiary of S&P Dow Jones Indices LLC, and UBS Securities, and have been licensed for use. Dow Jones® and DJ are trademarks of Dow Jones Trademark Holdings LLC (“Dow Jones”). UBS® is a registered trademark of UBS AG. S&P® is a registered trademark of Standard & Poor’s Financial Services LLC. The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, UBS AG, UBS Securities, Dow Jones Opco or any of their respective subsidiaries or affiliates, and none of Dow Jones, UBS AG, UBS Securities, Dow Jones Opco or any of their respective affiliates, makes any representation regarding the advisability of investing in the Notes.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the product supplement, the prospectus supplement, and the prospectus if you so request by calling MLPF&S toll-free 1-866-500-5408.

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